Securities and Exchange Commission, Washington, D.C. 20549

                                  Schedule 13D
                   Under the Securities Exchange Act of 1934

                         Competitive Technologies, Inc.
                         ------------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                  204 512 107
                                  -----------
                                 (CUSIP Number)

          Peter Brennan,237 Park Avenue, Suite 900, New York, NY 10017
          ------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               September 21, 2010
                               ------------------
            (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sec.Sec.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.204512107                                             Page 2 of 8 Pages
-----------------------------------------------  -------------------------------

(1) Names of reporting persons:                  Damel Diversified LP
-----------------------------------------------  -------------------------------
(2) Check the appropriate box if a
    member of a group                            (a)   X
    (see instructions)                           (b)
-----------------------------------------------  -------------------------------
(3) SEC use only
-----------------------------------------------  -------------------------------
(4) Source of funds (see instructions)           WC
-----------------------------------------------  -------------------------------
(5) Check if disclosure of legal proceedings
    is required pursuant to Items 2(d) or 2(e)
-----------------------------------------------  -------------------------------
(6) Citizenship or place of organization         Delaware
-----------------------------------------------  -------------------------------
Number of shares beneficially owned by
each reporting person with:
-----------------------------------------------  -------------------------------
   (7) Sole voting power
-----------------------------------------------  -------------------------------
   (8) Shared voting power                                              609,071
-----------------------------------------------  -------------------------------
   (9) Sole dispositive power                                                 0
-----------------------------------------------  -------------------------------
   (10) Shared dispositive power                                        609,071
-----------------------------------------------  -------------------------------
(11) Aggregate amount beneficially owned                                609,071
-----------------------------------------------  -------------------------------
     by each reporting person
-----------------------------------------------  -------------------------------
(12) Check if the aggregate amount in Row
     (11) excludes certain shares (see
     instructions)                               X
-----------------------------------------------  -------------------------------
(13) Percent of class represented by amount                                 5.3%
     in Row (11)
-----------------------------------------------  -------------------------------
(14) Type of reporting person
     (see instructions)                          PN
-----------------------------------------------  -------------------------------

-----------------------------------------------

CUSIP No. 204512107                                            Page 3 of 8 Pages
-----------------------------------------------  -------------------------------

(1) Names of reporting persons:                  Damel Partners LP
-----------------------------------------------  -------------------------------
(2) Check the appropriate box if a
    member of a group                            (a)   X
    (see instructions)                           (b)
-----------------------------------------------  -------------------------------
(3) SEC use only
-----------------------------------------------  -------------------------------
(4) Source of funds (see instructions)           WC
-----------------------------------------------  -------------------------------
(5) Check if disclosure of legal proceedings
is required pursuant to Items 2(d) or 2(e)
-----------------------------------------------  -------------------------------
(6) Citizenship or place of organization         Delaware
-----------------------------------------------  -------------------------------
Number of shares beneficially owned by
each reporting person with:
-----------------------------------------------  -------------------------------
   (7) Sole voting power
-----------------------------------------------  -------------------------------
   (8) Shared voting power                                               60,000
-----------------------------------------------  -------------------------------
   (9) Sole dispositive power
-----------------------------------------------  -------------------------------
   (10) Shared dispositive power                                         60,000
-----------------------------------------------  -------------------------------
(11) Aggregate amount beneficially owned                                 60,000
     by each reporting person
-----------------------------------------------  -------------------------------
(12) Check if the aggregate amount in Row
     (11) excludes certain shares
     (see instructions)                          X
-----------------------------------------------  -------------------------------
(13) Percent of class represented by amount                                 0.5%
     in Row (11)
-----------------------------------------------  -------------------------------
(14) Type of reporting person
     (see instructions)                          PN
-----------------------------------------------  -------------------------------

CUSIP No. 204512107                                            Page 4 of 8 Pages
-----------------------------------------------  -------------------------------

(1) Names of reporting persons:                  Lisl Brennan Family Trust 2005
-----------------------------------------------  -------------------------------
(2) Check the appropriate box if a member
    of a group                                   (a)   X
    (see instructions)                           (b)
-----------------------------------------------  -------------------------------
(3) SEC use only
-----------------------------------------------  -------------------------------
(4) Source of funds (see instructions)           PF
-----------------------------------------------  -------------------------------
(5) Check if disclosure of legal proceedings
    is required pursuant to Items 2(d) or 2(e)
-----------------------------------------------  -------------------------------
(6) Citizenship or place of organization         United States
-----------------------------------------------  -------------------------------
Number of shares beneficially owned by
each reporting person with:
-----------------------------------------------  -------------------------------
   (7) Sole voting power
-----------------------------------------------  -------------------------------
   (8) Shared voting power                                               10,750
-----------------------------------------------  -------------------------------
   (9) Sole dispositive power
-----------------------------------------------  -------------------------------
   (10) Shared dispositive power                                         10,750
-----------------------------------------------  -------------------------------
(11) Aggregate amount beneficially owned                                 10,750
    by each reporting person
-----------------------------------------------  -------------------------------
(12) Check if the aggregate amount in Row
     (11) excludes certain shares
     (see instructions)                          X
-----------------------------------------------  -------------------------------
(13) Percent of class represented by amount
     in Row (11)                                                            0.1%
-----------------------------------------------  -------------------------------
(14) Type of reporting person
     (see instructions)                                                      00
-----------------------------------------------  -------------------------------

CUSIP No. 204512107                                            Page 5 of 8 Pages
-----------------------------------------------  -------------------------------

(1) Names of reporting persons:                  Peter Brennan
-----------------------------------------------  -------------------------------
(2) Check the appropriate box if a member
    of a group                                   (a)   X
    (see instructions)                           (b)
-----------------------------------------------  -------------------------------
(3) SEC use only
-----------------------------------------------
(4) Source of funds (see instructions)           PF
-----------------------------------------------  -------------------------------
(5) Check if disclosure of legal proceedings
    is required pursuant to Items 2(d) or 2(e)
-----------------------------------------------
(6) Citizenship or place of organization         United States
-----------------------------------------------  -------------------------------
Number of shares beneficially owned by
each reporting person with:
-----------------------------------------------  -------------------------------
   (7) Sole voting power                                                157,960
-----------------------------------------------  -------------------------------
   (8) Shared voting power                                              678,821
-----------------------------------------------  -------------------------------
   (9) Sole dispositive power                                           157,960
-----------------------------------------------  -------------------------------
   (10) Shared dispositive power                                        678,821
-----------------------------------------------  -------------------------------
(11) Aggregate amount beneficially owned
     by each reporting person                                           836,781
-----------------------------------------------  -------------------------------
(12) Check if the aggregate amount in Row
     (11) excludes certain shares
     (see instructions)
-----------------------------------------------  -------------------------------
(13) Percent of class represented by amount                         7.2% Common
     in Row (11)
-----------------------------------------------  -------------------------------
(14) Type of reporting person
     (see instructions)                          IN
-----------------------------------------------  -------------------------------

CUSIP No.204512107     Page 6 of8 Pages
------------------     ----------------

Item 1. Security and Issuer.

     This Schedule 13D relates to the acquisition of shares of Common Stock (the "Shares") of Competitive Technologies, Inc., whose principal executive offices are located at:

777 Commerce Drive
Fairfield, CT 06825

Item 2. Identity and Background.

     Damel Diversified LP is a limited partnership established in Delaware whose business address is 237 Park Avenue, Suite 900, New York, NY 10017. Peter Brennan is the general partner. Damel Partners LP is a limited partnership established in Delaware whose business address is 237 Park Avenue, Suite 900, New York, NY 10017. Peter Brennan is the general partner. Lisl Brennan Family Trust 2005 is an irrevocable trust established in the United States whose business address is 237 Park Avenue, Suite 900, New York, NY 10017. Peter Brennan is its trustee. Peter Brennan is an individual and a United States citizen whose business address is 237 Park Avenue, Suite 900, New York, NY 10017. His principal occupation is as an investor. During the last five years, none of Damel Diversified LP, Damel Partners LP, Lisl Brennan Family Trust 2005, Peter Brennan or any of their affiliates have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), and have not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or that found any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     The Reporting Persons acquired the Shares in consideration for cash paid out of the working capital or personal funds.

Item 4. Purpose of Transaction.

     The Reporting Persons acquired the Shares for investment purposes. The Reporting Persons do not have any present plan or proposal as a stockholder which relates to, or would result in any action with respect to, the matters listed in paragraphs (b) through (j) of Item 4 of Schedule 13D. In the future, the Reporting Persons may decide to acquire additional shares of

CUSIP No.204512107     Page 7 of8 Pages
------------------     ----------------

Common Stock in the open market or through a private transaction, or to sell any or all shares of Common Stock.

Item 5. Interest in Securities of the Issuer.

     The Reporting Person beneficially owns the amount and type of shares first reported in Part II of the Cover Page hereto, hereby incorporated by this reference into this Item 5. The Reporting person has sole voting and disposition rights to all shares reported. During the past sixty days, the following transactions in the class of securities reported were effectuated by the Reporting Persons:

August 17, 2010   Damel Diversified LP purchased 100,000 shares directly from
                  Crisnic Fund S.A. at a purchase price of $2.04 per share.

August 19, 2010   Lisl Brennan Family Trust 2005 purchased 10,750 shares at a purchase price of $1.4491 per share (open market transaction).

September 13, 2010  Damel Diversified LP purchased 355,556 shares directly from
                    Crisnic Fund S.A. at a purchase price of $0.90 per share.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     None.


Item 7. Material to be Filed as Exhibits.

     None.

CUSIP No.204512107                                              Page 8 of8 Pages
------------------                                              ----------------

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated September 21, 2010

\s\Peter Brennan
----------------
Peter Brennan

LISL BRENNAN FAMILY TRUST 2005


By: \s\Peter Brennan
    ----------------
Peter Brennan, Trustee

DAMEL DIVERSIFIED LP


By: \s\Peter Brennan
    ----------------
Peter Brennan, General Partner

DAMEL PARTNERS LP


By: \s\Peter Brennan
    ----------------
Peter Brennan, General Partner